UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Nu Holdings Ltd.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.000006666666667 per share

(Title of Class of Securities)

G6683N103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6683N103	SCHEDULE 13G	Page 2 of 9

1.	Names of Reporting Persons Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 281,732,604 Class A Ordinary Shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 281,732,604 Class A Ordinary Shares
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 281,732,604 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.1%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G6683N103	SCHEDULE 13G	Page 3 of 9

1.	Names of Reporting Persons Tencent Cloud Europe B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 272,913,684 Class A Ordinary Shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 272,913,684 Class A Ordinary Shares
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 272,913,684 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.8%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G6683N103	SCHEDULE 13G	Page 4 of 9

1.	Names of Reporting Persons Aceville Pte. Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 272,913,684 Class A Ordinary Shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 272,913,684 Class A Ordinary Shares
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 272,913,684 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.8%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G6683N103	SCHEDULE 13G	Page 5 of 9

1.	Names of Reporting Persons TCH Delta Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 272,913,684 Class A Ordinary Shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 272,913,684 Class A Ordinary Shares
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 272,913,684 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.8%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. G6683N103	SCHEDULE 13G	Page 6 of 9

Item 1(a).	Name of Issuer:

Nu Holdings Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Campbells Corporate Services Limited

Floor 4, Willow House, Cricket Square

Grand Cayman, KY1-9010, Cayman Islands

Item 2(a).	Name of Person Filing:

Tencent Holdings Limited

Tencent Cloud Europe B.V.

Aceville Pte. Ltd.

TCH Delta Limited

Item 2(b).	Address or Principal Business Office or, if None, Residence:

Principal business office for Tencent Holdings Limited:

Level 29, Three Pacific Place

No.1 Queen’s Road East, Wanchai, Hong Kong

Registered address for Tencent Cloud Europe B.V.:

Gustav Mahlerplein 2, 1082 MA Amsterdam, the Netherlands

Registered address for Aceville Pte. Ltd.:

30 Raffles Place, #12-01, Singapore 048622

Registered address for TCH Delta Limited:

Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands

Item 2(c).	Citizenship:

Tencent Holdings Limited — Cayman Islands

Tencent Cloud Europe B.V. — Netherlands

Aceville Pte. Ltd. — Singapore

TCH Delta Limited — British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.000006666666667 per share (“Class A Ordinary Shares”).

Item 2(e).	CUSIP Number:

G6683N103.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

CUSIP No. G6683N103	SCHEDULE 13G	Page 7 of 9

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)    The information required by Items 4(a) is set forth in Row (9) of the cover page for each Reporting Person and is incorporated herein by reference.

(b)    The information required by Items 4(b) is set forth in Row (11) of the cover page for each Reporting Person and is incorporated herein by reference.

Percent of class determined is based on (i) 3,458,439,345 Class A Ordinary Shares of the Issuer outstanding as reported in the prospectus publicly filed by the Issuer with the U.S. Securities and Exchange Commission (the “SEC”) on December 9, 2021 and (ii) 27,555,298 Class A ordinary shares issued by the Issuer as a result of the partial exercise of the underwriters’ option to purchase additional shares granted to them in connection with the Issuer’s initial public offering as reported in the Issuer’s Form 6-K filed with the SEC on January 6, 2022.

Tencent Holdings Limited may be deemed to have beneficial ownership over 272,913,684 Class A Ordinary Shares held of record by Tencent Cloud Europe B.V., a company incorporated in the Netherlands beneficially owned and controlled by Tencent Holdings Limited through Aceville Pte. Ltd., a company incorporated in Singapore wholly owned by TCH Delta Limited. TCH Delta Limited is a company incorporated in the British Virgin Islands wholly owned by Tencent Holdings Limited.

Tencent Holdings Limited may also be deemed to have beneficial ownership over 8,818,920 Class A Ordinary Shares held of record by Silver Alternative Holding Limited, a company incorporated in the Cayman Islands controlled by Tencent Holdings Limited.

(c)    The information required by Items 4(c) is set forth in Rows (5)-(8) of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. G6683N103	SCHEDULE 13G	Page 8 of 9

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. G6683N103	SCHEDULE 13G	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2022

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

TENCENT CLOUD EUROPE B.V.

By:	/s/ Lin Mei
Name:	Lin Mei
Title:	Director

ACEVILLE PTE. LTD.

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

TCH DELTA LIMITED

By:	/s/ Li Yan
Name:	Li Yan
Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement